EXHIBIT 20
                                                        ----------

                                            FOR IMMEDIATE RELEASE






                                   Contact:  Roger W. W. Baker
                                             (203) 698-5148

                                             Daniel A. Conforti
                                             (203) 698-5132


    AMERICAN BRANDS ANNOUNCES THAT FEDERAL TRADE COMMISSION
       WILL CHALLENGE SALE OF THE AMERICAN TOBACCO COMPANY


Old Greenwich, CT, October 27 -- American Brands, Inc. announced today that the Federal Trade Commission has decided to challenge the sale of The American Tobacco Company to B.A.T Industries p.l.c. and will seek to enjoin the consummation of the transaction. American Brands also announced that it and B.A.T intend to oppose the FTC's determination. The parties have agreed not to close the transaction pending the outcome of a preliminary injunction proceeding, which we expect will be filed by the FTC on Monday, October 31, in the United States District Court for the Southern District of New York.
     Commenting on the FTC's decision, Chairman and Chief Executive Officer William J. Alley said: "We are disappointed by the FTC's decision and intend to oppose its action in court. We continue to believe that the combination of American Tobacco and B.A.T's Brown & Williamson Tobacco Corporation would be pro-competitive and good for consumers and that the combined organization would be a stronger competitor against the industry leaders."
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10/27/94